May 13, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Emergency Medical Services Corporation has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on May 13, 2013.  The disclosure can be found on page 33 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

Emergency Medical Services Corporation

/s/ Craig A. Wilson
Craig A. Wilson
Senior Vice President, General Counsel and Secretary